Exhibit 1

MEDIA

RELEASE

3 May 2013

WESTPAC GROUP DELIVERS A STRONG RESULT

■                Cash earnings $3,525 million, up 10% on 1H12 and 4% on 2H12

■                Cash earnings[1] per share of 113.9 cents, up 8% on 1H12 and 3% on 2H12

■                Statutory net profit $3,304 million, up 11% on 1H12 and 10% on 2H12

■                Core earnings $5,555 million, up 6% on 1H12 and up 2% on 2H12

■                Fully franked interim dividend of 86 cents per share (cps), up 4cps on 1H12 and 2cps on 2H12

■                Fully franked special dividend of 10cps

■                Customer deposits up 12% and lending up 3% on 1H12

■                Net interest margin 2.19%, up 2 basis points (bps) on 1H12

■                Expense to income ratio improved 51bps to 40.6% on 1H12

■                Common equity tier 1 ratio (Basel III) up 100bps from 1H12, to 8.7%; above preferred range

■                Improved asset quality; stressed exposures to total committed exposures down 32bps on 1H12

■                Cash return on equity (ROE) of 16.1%, up 102bps on 1H12

Westpac Group today announced cash earnings of $3,525 million for the six months to 31 March 2013, up 10% compared to the same period last year.

Westpac Group Chief Executive Officer Gail Kelly said: “This result shows the strength of the Westpac Group. We are clearly seeing the benefits of consistency and discipline in the execution of our strategy.

“Momentum continued to build over the period, with all our Australian businesses producing double-digit cash earnings growth compared to the same period last year.

“We lead the sector in efficiency, with an expense to income ratio of 40.6%. At the same time we have strengthened the balance sheet with increased capital, an improved funding profile and superior asset quality.

“The operating environment continues to be challenging, with subdued lending growth. However, in line with our strategy, we are actively targeting opportunities in higher growth areas where conditions are more favourable such as deposits, wealth, trade finance and natural resources. We are being disciplined in our approach, balancing growth, productivity, returns and strength. We are particularly pleased with the improvement in ROE, which now stands at 16.1%.

1 All comparisons in this release refer to First Half 2013 against First Half 2012 unless stated otherwise. References are on a cash earnings basis unless stated otherwise. For an explanation of cash earnings and reconciliation to reported results refer to pages 5-6 of the Group’s Interim Results Announcement for the Half Year ended 31 March 2013.

“The momentum in our business has enabled us to increase our fully franked interim dividend by 5% or 4cps compared to the previous corresponding period. Reflecting the confidence we have in our capital position, we are also paying a fully franked special dividend of 10cps to our shareholders, who are mainly Australians holding shares directly or through their superannuation.”

Other key aspects of the 1H13 result (compared with 1H12) are:

■                Net interest income increased $222 million to $6,445 million, with a 3% rise in average interest- earning assets and a 2bp increase in margins;

■                Lending increased $15 billion, or 3%, primarily driven by Australian housing loans;

■                Customer deposits increased $40 billion to $360 billion, up 12%;

■                Non-interest income was up $247 million or 9%, with wealth management and insurance income rising $133 million reflecting the combination of improved cross-sell and stronger markets supporting higher funds under management (FUM) and funds under administration (FUA) balances. Trading income increased $114 million, supported by good demand for interest rate hedging products; and

■                Impairment charges were $170 million lower, principally due to improved asset quality in the mid-to-large corporate portfolio, with reduced impairment charges in Westpac Institutional Bank (WIB) and St.George. The Group further topped up the economic overlay by $28 million to $391 million in the half.

Continued delivery of strategic priorities

Strength

■                Asset quality improved during the period, with stressed assets to total committed exposures declining a further 32bps. The Group’s funding mix has also improved, including a further 5.8 percentage point rise in the customer deposit to loan ratio to 69.0%.

■                The Group’s liquidity position is strong, with liquid assets of $111 billion, sufficient to cover all short term debt outstandings.

■                The Group’s common equity ratio under Basel III has increased by 100bps (on a pro forma basis at March 2012) to 8.74%. This level is above the Group’s preferred range of 8.0% to 8.5% and equates to 11.4% on a fully harmonised Basel III basis. It demonstrates the strength of the Group’s capital position.  As a result, the Board has determined to purchase shares to satisfy the dividend reinvestment plan and, recognising the strength of the Group’s capital position and franking credit balance, has declared a 10cps fully franked special dividend.

Return

■                The Group increased its cash return on equity to 16.1% during the period, a solid result in a lower growth environment.

■                The net interest margin of 2.19% was up 2bps on 1H12 (1bp on 2H12). Asset repricing was offset by higher funding costs2. Average funding costs continued to increase, reflecting higher deposit costs and a strengthening in the composition of Westpac’s funding base.

■                Customer return on credit risk-weighted assets was up 8bps to 4.0%.

Growth

■                Customer deposits grew above system, increasing $40 billion (12%) to $360 billion (3% on 2H12), fully funding loan growth during the period. Deposit growth was strongest in the household segment.

■                Lending increased $15 billion, up 3% on 1H12 (1% on 2H12), reflecting modest system growth and a disciplined approach to pricing. The growth was primarily from consumer lending (including mortgages) and from growth in target segments such as trade finance, natural resources and Bank of Melbourne in Victoria.

2  Funding costs represent the rate paid on wholesale funding and deposits less market benchmark rates.

■                Strong flows have been achieved in the sale of risk management products, particularly with businesses looking to lock in lower interest rates. In wealth management, the Group’s sector-leading cross-sell, as well as strong markets, led to increased FUM and FUA balances. Asian revenues have seen strong gains from a low base.

Productivity

■                A range of initiatives, including the Group’s broader productivity and simplification program as well as the previously announced supplier strategy, has led to $121 million in new cost savings during the six month period ($228 million for the year).

■                The program is delivering significant improvements in customer experience and convenience. This includes reducing the time taken to replace lost or stolen cards (down from 20 minutes by phone to two minutes online), increasing the number of savings and transaction accounts opened on mobile (now 5% of all account openings), reducing the online application process for BT Super for Life (from 10 minutes to 60 seconds) and increasing usage of 24/7 self-service banking in Bank Now branches (10% of deposits in our new format Bank Now branches are self-service, up from 3%). This is also freeing up capacity in our contact centres and branches to better serve customers.

■                Efficiency gains have enabled the Group to maintain its investment program and our Strategic Investment Priorities program is nearing completion. In technology, the Group’s focus has been on improving customer channels including upgrading Westpac’s digital banking capability. The Group now has 3.5 million online customers, 40 per cent of whom use their mobile phones to undertake transactions.

■                The Group’s expense to income ratio improved 51bps to 40.6% and leads the sector.

Divisional performance

Cash earnings by division ($million)	1H13	2H12	1H12	% change 1H12-1H13	% change 2H12-1H13
Australian Financial Services	2,176	2,122	1,876	16	3
Westpac Retail & Business Banking	1,116	1,113	1,001	11	-
St.George Banking Group	715	657	574	25	9
BT Financial Group	345	352	301	15	(2)
Westpac Institutional Bank	813	739	734	11	10
Westpac New Zealand (NZ$)	370	361	346	7	2

Australian Financial Services

Westpac Retail & Business Banking delivered a sound performance during the half, with cash earnings up 11% on 1H12 reflecting good revenue growth and well managed expenses, partially offset by a small rise in impairment charges. The division improved key customer indicators, including solid deposit growth, higher customer numbers, a 162bps rise in products per customer and a further improvement in wealth and insurance cross-sell.

St.George Banking Group built on the momentum achieved in 2012, with cash earnings up 25% on 1H12. All of the division’s brands - St.George, Bank of Melbourne, BankSA and RAMS - contributed positively to the result. Growth in lending and deposits was solid across the brands but particularly in Bank of Melbourne. Asset quality has significantly improved contributing to lower impairment charges.

BT Financial Group benefitted from strong flows onto platforms, growth in superannuation, stronger financial planning revenue and a further rise in insurance premiums. Cash earnings were up 15% on 1H12. Cash earnings were 2% lower than 2H12, with stronger funds management and funds administration earnings offset by seasonally higher insurance claims.

Westpac Institutional Bank

WIB delivered a strong increase in cash earnings of 11% on 1H12, with improved customer flows supporting markets income, and a write-back of provisions reducing impairment charges. Supporting this growth in earnings has been higher debt markets income and increased revenue from Asia. While loan growth was solid, increased competition and an increase in liquidity in markets globally contributed to lower margins. The decline in impairment charges reflects the high quality of the portfolio.

Westpac New Zealand (in NZ$)

Westpac New Zealand increased cash earnings by 7% on 1H12, a solid result in a challenging market. Balance sheet growth was modest, with lending up 3%. Deposits rose 14%. Strong wealth and insurance cross-sell, and significantly lower impairment charges contributed to the performance.

Outlook

Australian economic conditions have softened in the first six months of the year with economic growth slowing to around 2.5%. Unemployment has remained relatively low, while inflation has been benign. There have been some promising signs of improving consumer confidence and conditions in the housing market have firmed. However, business confidence and the investment outlook remain subdued.

Conditions in the global economy continue to be uncertain. The US economy has only shown tentative signs of improvement and Europe remains generally in recession. Growth in Asia has improved modestly. An important feature of the global economic environment has been the expansionary monetary policies that are being deployed by the major central banks.

For banking, the industry continues to undergo structural change. In particular, credit growth is expected to remain relatively modest, regulatory demands and costs continue to increase and there is a significant shift in customer behaviour as the market responds to digital innovation.

In this changing environment Westpac continues to focus on its strategy of:

■                    Maintaining a strong and safe company with robust capital, a solid funding mix and sector-leading asset quality;

■                    Targeting higher growth areas including the prime of life (over 45 years old) segment and the wealth, Asian, trade finance, natural resources, health and education sectors;

■                    Continuing to deepen customer relationships, with a particular focus on transactional banking,  wealth and SME;

■                    Maintaining the Group’s efficiency leadership through its productivity programs; and

■                    Driving a ‘one team’ approach to deliver better outcomes for the Group’s people, customers and shareholders.

Mrs Kelly said: “We are focused on managing our business in a disciplined way in the current environment. We remain committed to deepening our relationships with customers, simplifying the organisation and delivering strong returns for shareholders.”

For further information

Paul Marriage Westpac Media Relations Ph: 02 8219 8512 Mob: 0401 751 860	Andrew Bowden Westpac Investor Relations Ph: 02 8253 4008 Mob: 0438 284 863